United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   ☐ No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Vale on the West III Project

Rio de Janeiro, October 9th, 2020 - Vale S.A. (“Vale”) informs that its Board of Directors approved the establishment, by its subsidiary Vale International S.A., of a Joint Venture (“JV”) with Ningbo Zhoushan Port Company Limited (“Ningbo Zhoushan Port”), a subsidiary of Zhejiang Provincial Seaport Investment & Operation Group Co. Ltd. (Ningbo Zhoushan Port Group Co. Ltd.), to build, own and operate the West III Project ("Project") in Shulanghu Port, Zhoushan City, Zhejiang Province, China.

The West III Project consists in expanding the Shulanghu Port facilities, developing a stockyard and loading berths with additional 20 Mtpy capacity. By participating in the Project, Vale will secure a total port capacity of 40Mtpy in Shulanghu, which will help Vale to optimize its overall supply chain costs.

The Project has total multiyear investments of RMB 4.3 billion (~US$ 624 million, full equity, 100% basis) and it includes acquisition of land rights and the development of port capacity of 20 Mtpy, including the construction of a new stockyard and two loading berths, subjects to regulatory approvals.

Vale will own 50% of the JV and both parties intend to obtain third-party loan of up to 65%, but not less than 50% of the total investment. With these assumptions, Vale’s capital contribution to the project will vary between US$ 109 million and US$ 156 million, approximately. The construction of the project, which is expected to take up to three years, will start after both parties obtain the anti-trust and other regulatory approvals in China.

The Project secures strategic port capacity for Vale in China, as Shulanghu Port berths Valemaxes and allows Vale’s shipping and distribution costs optimization.

Figures - West III Project

About the blending strategy

In 2015, Vale launched the Brazilian Blend Fines (BRBF), a product resulting from blending fines from Carajas, in the Northern System, with fines from the Southern and Southeastern Systems, which complement each other in terms of physical, chemical and metallurgical characteristics.

The BRBF is produced at the Teluk Rubiah Maritime Terminal in Malaysia and at seventeen ports in China, including Shulanghu. This process reduces the time needed to reach Asian markets and increases our distribution capillarity by allowing the use of smaller vessels.

The blending strategy also allows more efficient mining plans and increases the use of dry processing methods, which in return reduce capital expenditures, extend the life of our mines and reduce the use of water in our operations: a key flexibility to cope with the short-term challenges.

Press Release

About the partner

Ningbo Zhoushan Port Company Limited (Stock Code: 601018) is the operator of the public terminals of the Ningbo Zhoushan Port, which has ranked first in the world for 11 consecutive years in terms of total cargo throughput. As one of the largest terminal operators in China, Ningbo Zhoushan Port Company Limited is engaged in the loading and unloading of containers, iron ore, crude oil, coal, liquified oil, grains among other cargos. It owns two berths that can receive 400,000-DWT vessels. The partnership between Vale and Ningbo Zhoushan Port Company Limited has been continuously strengthened over the past years and expanded to many strategic projects.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: October 9, 2020	By:	/s/ Ivan Fadel
Head of Investor Relations